EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1.	Arkados, Inc., a Delaware corporation.

2.	Arkados Energy Solutions, LLC, a limited liability company organized under the laws of the State of Delaware

3.	CDKnet, LLC, a limited liability company organized under the laws of the State of New York.

4.	Creative Technology, LLC, a limited liability company organized under the laws of the State of New York.